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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               ------------

                              AMENDMENT NO. 6
                                    TO
                              SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934

                                    and

                              AMENDMENT NO. 9
                                    TO
                               SCHEDULE 13D
                 under the Securities Exchange Act of 1934

                         ARV ASSISTED LIVING, INC.
                         (Name of Subject Company)


                           EMERITUS CORPORATION
                                    and
                                EMAC CORP.
                                 (Bidder)

                   Common Stock, No Par Value Per Share
              (Including the Preferred Share Purchase Rights)
                      (Title of Class of Securities)

                               -------------

                                 00204C107
                              (CUSIP Number)


                           Raymond R. Brandstrom
                           Emeritus Corporation
                            3131 Elliot Avenue
                                 Suite 500
                        Seattle, Washington  98121
                         Telephone: (206) 298-2909
   (Name, Address and Telephone Number of Persons Authorized to Receive
              Notices and Communications on Behalf of Bidder)

                                Copies to:
       Phillip R. Mills, Esq.              Michael Stansbury, Esq.
        Davis Polk & Wardwell                   Perkins Coie
        450 Lexington Avenue                  1201 Third Avenue
      New York, New York 10017                   Suite 4000
      Telephone: (212) 450-4000           Seattle, Washington 98101
                                          Telephone: (206) 583-8888

                                 ------------

                               December 19, 1997
    (Date Tender Offer First Published, Sent or Given to Security Holders)


CUSIP No. 00204C107
-------------------

1    NAMES OF REPORTING PERSONS

     Emeritus Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                        (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     WA

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,077,200

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                [X]

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     6.8%

10   TYPE OF REPORTING PERSON

     CO


CUSIP No. 00204C107
-------------------

1    NAMES OF REPORTING PERSONS

     EMAC Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                        (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DE

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,077,200

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                [X]

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     6.8%

10   TYPE OF REPORTING PERSON

     CO


               This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Statement"), filed December 19, 1997 by Emeritus Corporation, a Washington corporation ("Emeritus"), and EMAC Corp., a Delaware corporation (the "Bidder") and a wholly owned subsidiary of Emeritus, as amended by Amendments No. 1, 2, 3, 4 and 5 relating to the Bidder's offer to purchase all outstanding shares of Common Stock, no par value per share, of ARV Assisted Living, Inc., a California corporation ("ARV"), at $17.50 per share, net to the seller in cash, upon terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to the Statement. This Amendment No. 6 constitutes Amendment No. 9 to the Report on Schedule 13D filed October 14, 1997 by Emeritus, as amended. Capitalized terms not separately defined herein shall have the meanings specified in the Statement.

Item 10.  Additional Information.

               (e) On January 8, 1998, in the state court action, ARV and the ARV Board filed a Demurrer and Memorandum of Points and Authorities (the "Demurrer") in Emeritus Corporation v. ARV Assisted Living, Inc., et al., case no. 787788. ARV and the ARV Board, by use of the Demurrer, seek to have the state court action dismissed. The Demurrer is exhibit 15 to ARV's Schedule 14D-9 (Amendment No. 3).

               On January 16, 1998, in the state court action, Emeritus filed its Opposition to Defendants' Demurrer in Emeritus Corporation v. ARV Assisted Living, Inc., et al., case no. 787788. Emeritus' Opposition to Defendants' Demurrer, dated January 16, 1998, is attached hereto as Exhibit (g)(10).

               On January 16, 1998, in the state court action, defendants ARV and the ARV Board filed under seal their Brief in Opposition to Plaintiff's Motion for Preliminary Injunction, and defendant Prometheus filed under seal a Memorandum of Points and Authorities in Opposition to Emeritus' Motion for a Preliminary Injunction in Emeritus Corporation v. ARV Assisted Living, Inc., et al., case no. 787788.

               On January 21, 1998, in the state court action, Emeritus filed under seal its Reply to ARV's Brief in Opposition to Emeritus' Motion for a Preliminary Injunction and its Reply to Prometheus' Brief in Opposition to Emeritus' Motion for a Preliminary Injunction in Emeritus Corporation v.
ARV Assisted Living, Inc., et al., case no. 787788.

               On January 15, 1998, in the federal court action, plaintiff ARV filed a Petition for Emergency Writ of Mandamus with the Court of Appeal for the Ninth Circuit requesting that the Ninth Circuit lift the Stay issued by the U.S. District Court for the Central District of California, Southern Division.

               On January 20, 1998, in the federal court action, Emeritus filed a Response to Petition for Emergency Writ of Mandamus.

Item 11.  Material to be Filed as Exhibits

               (g)(10) Emeritus' Opposition to Defendant's Demurrer filed on January 16, 1998 in Emeritus Corporation v. ARV Assisted Living, Inc., et al., Superior Court for the State of California for the County of Orange, Case No. 787788.


                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 1998

                                     EMERITUS CORPORATION


                                     By: /s/ Raymond R. Brandstrom
                                         --------------------------------
                                         Name: Raymond R. Brandstrom
                                         Title: President

                                     EMAC CORP.


                                     By: /s/ Raymond R. Brandstrom
                                         --------------------------------
                                         Name: Raymond R. Brandstrom
                                         Title: President